UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 12, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On March 12, 2012, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that the Company has completed the sale of four LR1 product tanker vessels and one Panamax dry bulk vessel, the Newlead Esmeralda.

The sale of the five vessels was conducted as part of the Company’s overall financial restructuring plan. Following the successful completion of the sale of the five vessels, the net sales proceeds have been applied in full satisfaction of all liabilities under the governing loan agreements. The Company’s overall indebtedness decreased by an aggregate of approximately $159.0 million after these sales.

The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated March 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas

Name:	Michail Zolotas
Title:	Chief Executive Officer